FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A circular regarding proposed amendments to the articles of association and continuing connected transactions of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on January 27, 2013.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND
CONTINUING CONNECTED TRANSACTIONS

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

Guotai Junan Capital Limited

A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 1 to 20 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on pages 21 to 22 of this circular. A letter from Guotai Junan Capital containing its advice to the Independent Board Committee and the independent shareholders of Huaneng Power International, Inc. is set out on pages 23 to 29 of this circular.

A notice convening the EGM to be held at 9 a.m. on 12 March 2013 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC together with the relevant reply slip and proxy form have been issued to Shareholders separately.

If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

28 January 2013

CONTENTS

Page

Definitions	ii

Letter from the Board	1

1.	Introduction	1

2.	Proposed Amendments to the Articles of Association	4

3.	Huaneng Group Framework Agreement	4

4.	The EGM	18

5.	Recommendations	19

6.	Other Information	20

Letter from the Independent Board Committee	21

Letter from Independent Financial Adviser	23

Appendix I Proposed Amendments to the Articles of Association	30

Appendix II General Information	34

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Shares"	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

"ADSs"	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;

"Articles of Association"	the articles of association of the Company, as amended from time to time

"associate(s)"	has the meaning ascribed to it in the Hong Kong Listing Rules;

"Board"	the board of Directors of the Company;

"Company", "HPI"
Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

"connected person(s)"	has the meaning ascribed to it in the Hong Kong Listing Rules;

"Director(s)"	the director(s) (including independent non-executive directors) of the Company;

"EGM"
the 2012 first extraordinary general meeting of the Company to be held at 9 a.m. on 12 March 2013 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC to consider and approve (amongst other things) the amendments to the Articles of Association and the Huaneng Group Framework Agreement (and the proposed caps);

"Fuel Company"	China Huaneng Group Fuel Co., Ltd.;

"Guotai Junan Capital" "Independent Financial Adviser"
Guotai Junan Capital Limited, a licensed corporation to carry on type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement;

"H Shares"	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

"HIPDC"	Huaneng International Power Development Corporation;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

"Huaneng Group"	China Huaneng Group;

"Huaneng Group Framework Agreement"
the "framework agreement on the continuing connected transactions (for 2013) between Huaneng Power International, Inc. and China Huaneng Group" entered into between the Company and Huaneng Group on 11 January 2013;

"Hua Neng HK"	China Hua Neng Group Hong Kong Limited;

"Independent Board Committee"
a committee of the Board established for the purpose of considering the terms and the transaction cap of the purchase of coal and transportation services contemplated under the Huaneng Group Framework Agreement, comprising contemplated Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen, the independent non-executive Directors of the Company;

"Independent Shareholders"	Shareholders other than Huaneng Group and HIPDC and their respective associates, and who are not involved in, or interested in the transactions contemplated by the Huaneng Group Framework Agreement;

"Latest Practicable Date"	22 January 2013, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

"PRC"	the People’s Republic of China;

"RMB"	Renminbi, the lawful currency of the PRC;

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Shanghai Listing Rules"	The Rules Governing the Listing of securities on the Shanghai Stock Exchange;

"Shareholders"	the shareholders of the Company;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and

"subsidiaries"	has the meaning ascribed to it in the Hong Kong Listing Rules.

LETTER FROM THE BOARD

Directors:	Legal Address:
Cao Peixi	West Wing, Building C
Huang Long	Tianyin Mansion
Li Shiqi	No. 2C
Huang Jian	Fuxingmennan Street
Liu Guoyue	Xicheng District
Fan Xiaxia	Beijing 100031
Shan Qunying	PRC
Guo Hongbo
Xu Zujian
Xie Rongxing

Independent Non-executive Directors:
Shao Shiwei
Wu Liansheng
Li Zhensheng
Qi Yudong
Zhang Shouwen

28 January 2013

To the Shareholders

Dear Sir or Madam,

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND
CONTINUING CONNECTED TRANSACTIONS

1.	INTRODUCTION

Reference is made to the Company’s announcement of 24 October 2012 regarding the proposed amendments to the Articles of Association.

On 11 January 2013, the Board made an announcement ("Announcement") regarding (inter alia) the continuing connected transactions arising from the Huaneng Group Framework Agreement. As stated in the Announcement, the Company shall issue a circular to the Shareholders containing further information of the continuing connected transactions as contemplated by the Huaneng Group Framework Agreement.

Under the Hong Kong Listing Rules, the conduct of purchase of coal and transportation services (including the proposed cap) between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement shall require Independent Shareholders’ approval.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee will advise the Independent Shareholders in connection with the terms of the continuing connected transaction (including the proposed cap) regarding the purchase of coal and transportation services contemplated under the Huaneng Group Framework Agreement. The letter from the Independent Board Committee to the Independent Shareholders is included in this circular. Guotai Junan Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms in respect of the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and whether the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement is in the interests of the Company and its Shareholders as a whole. The letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders is also included in this circular.

Under the Hong Kong Listing Rules, Guotai Junan Capital is only required to opine on the continuing connected transaction relating to the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and, in which case, Guotai Junan Capital will not provide opinion on the other transactions contemplated under the Huaneng Group Framework Agreement (the "Other Transactions"). Notwithstanding such arrangement, the Company still includes details of the Other Transactions in this circular so that Shareholders can have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement. The Company believes that on such basis, the Independent Shareholders have been provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions at the EGM.

The purposes of this circular are:

(i)	to provide you with further information in relation to the proposed amendments to the Articles of Association and the transactions contemplated under the Huaneng Group Framework Agreement;

(ii)
to set out the letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by Guotai Junan Capital; and

(iii)
to seek your approval of the special resolution in relation to the proposed amendments to the Articles of Association, and the ordinary resolution in relation to the transactions contemplated by the Huaneng Group Framework Agreement (together with proposed caps), which are respectively set out in the notice of the EGM.

Independent Shareholders are advised to read this circular carefully for details of all the continuing connected transactions (including the purchase of coal and transportation services, as well as the Other Transactions) before making their decision as regards voting. Independent Shareholders should also note that, if they vote in favor of the resolution proposed at the EGM regarding the Huaneng Group Framework Agreement, they would approve all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement including the purchase of coal and transportation services and the Other Transactions. In the event that the resolution proposed at the EGM as regards the Huaneng Group Framework Agreement is not approved by the Independent Shareholders, the continuing connected transactions contemplated under the Huaneng Group Framework Agreement including the purchase of coal and transportation services and the Other Transactions would not be carried out by the Company.

2.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Reference is made to the announcement published by the Company on 24 October 2012 regarding the amendments to the Articles of Association. The amendments seek to further enhance the Company’s dividend policy.

The full terms of the proposed amendments to the Articles of Association are set out is Appendix I to this circular. According to the Articles of Association and the relevant rules and regulations, the proposed amendments are subject to the approval of the Shareholders of the Company by way of special resolution at the EGM. Further, the proposed amendments will become effective after the relevant procedures for the approval and/or registration or filing in the PRC have been completed.

The Articles of Association are written in Chinese and the translation into English language is for reference only. In case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.

The Directors consider that the proposed amendments are in the interest of the Company and its Shareholders as a whole. Advice has been obtained from independent legal advisers that the amended articles comply with the laws of the PRC and the Hong Kong Listing Rules requirements.

3.	HUANENG GROUP FRAMEWORK AGREEMENT

(i)         Relationship among the Company, Huaneng Group and Fuel Company

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlling capacity of 62,756 MW.

Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

HIPDC, as the controlling shareholders of the Company, holds approximately 36.05% of the total issued share capital of the Company. Huaneng Group is holding a 51.98% direct interest and a 5% indirect interest in HIPDC. Huaneng Group also, directly and indirectly (through its subsidiaries other than HIPDC), holds an aggregate of 15.29% interest in the total issued share capital of the Company.

Huaneng Group and the Company each holds 50% interest in Fuel Company following its re-organisation. Fuel Company’s principal businesses include whole-sale of coal, import and export business, provision of storage services and economic intelligence consultancy.

The relationship among the Company, Huaneng Group and Fuel Company are as follows:

*	Huaneng Group, through Hua Neng HK , its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

#
Huaneng Group holds a 11.06% direct interest in the Company. It also holds 3.36%, 0.04% and 0.82% interest in the Company through Hua Neng HK (its wholly owned subsidiary), Huaneng Capital Services Co. Ltd., (its wholly owned subsidiary) and China Huaneng Finance Corporation (its non wholly owned subsidiary), respectively.

Under the Hong Kong Listing Rules, Huaneng Group and Fuel Company connected persons of the Company while the transactions between the Company and any of Huaneng Group (including its subsidiaries and associates) and Fuel Company constitute connected transactions of the Company, subject to the compliance with the relevant disclosures and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules (as the case may be).

(ii)         Huaneng Framework Agreement

The Company entered into a framework agreement with Huaneng Group on 5 January 2012 ("2012 Huaneng Framework Agreement") for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2012. The 2012 Huaneng Group Framework Agreement has expired on 31 December 2012. Reference is made to the announcement of the Company dated 6 January 2012 and the Company’s circular dated 20 January 2012 where details of the continuing connected transactions as contemplated by 2012 Huaneng Group Framework Agreement (including the relevant caps) were set out therein.

In order to continue such transactions, the Company, as approved by the Board, entered into the Huaneng Group Framework Agreement with Huaneng Group on 11 January 2013 for a term commencing on 1 January 2013 and expiring on 31 December 2013. Pursuant to the Shanghai Listing Rules and Rule 14A.56(9) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Huang Long, Li Shiqi, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Board of the Company who being regarded as having a material interest in the continuing connected transactions, had abstained from voting on the board resolution relating to the entering of the Huaneng Group Framework Agreement (and each of the caps thereof). The resolution was voted by directors who are not connected to the transactions.

Pursuant to the Huaneng Group Framework Agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1)         Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries has to outsource ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction work for power plants. Pursuant to the 2012 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2012 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2012 was set at RMB1.7 billion. During the period from 1 January 2012 to 30 November 2012, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB396 million. It is estimated that at the end of 2012, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2012. According to the management policy of the Company and its subsidiaries, the Company and its subsidiaries will through tender process enter into arrangement with entities which can offer the lowest prices/most favorable terms to the Company and its subsidiaries for the purchase of ancillary equipment and parts. As such, the Company and its subsidiaries purchased part of the ancillary equipment and parts during 2012 from independent third parties at prices which were relatively lower than the prices offered by Huaneng Group and its subsidiaries and associates. For 2013, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB2.4 billion. Such cap is estimated on the basis of the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the changes in market conditions in 2013, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, as well as taking into account the benefit of offering favorable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favorable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the ancillary equipment and parts in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2013 exceeds the above cap (i.e. RMB2.4 billion), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(2)         Purchase of coal and transportation services

Coal is the major raw material of the Company for power generation. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase coal and coal transportation services from Huaneng Group and its subsidiaries and associates (including Fuel Company) at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation service shall be no less favorable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

Pursuant to the 2012 Huaneng Group Framework Agreements with respect to the purchase of coal and transportation services in 2012 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2012 was set at RMB13.3 billion. During the period from 1 January 2012 to 30 November 2012, the aggregate transaction amount (unaudited) for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB6.56 billion. It is estimated that at the end of 2012, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2012.

The cap of the transaction amount for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates (including Fuel Company) pursuant to the Huaneng Group Framework Agreement in 2013 is estimated to be RMB38.1 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the prevailing overall business scale and operation of the power plants of the Company and its subsidiaries, taking into account the ability of Huaneng Group and its subsidiaries and associates to make bulk supply of coal and transportation services to the Company and its subsidiaries at favorable prices and in a timely and reliable manner.

Although the amount of the abovementioned connected transactions shows a considerable increase from the amount for the preceding year, the Company will, through the Huaneng Group Framework Agreement and a series of risk management arrangements in accordance with the regulatory requirements, endeavor to maintain its independency in decision-making, the fairness of the prices and terms of the transactions as well as the flexibility in purchasing coal from independent third parties other than the connected persons so as to alleviate the independence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Fuel Company will be no less favorable than those available from independent third parties.

The competitive advantage of Huaneng Group and its subsidiaries and associates (including Fuel Company) in the supply of coal and transportation services is that they can offer more favorable terms for bulk purchase of coal and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates (including Fuel Company) to offer more favorable terms for purchases of coal and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with coal and transportation in a timely and reliable manner, thereby minimizing the management and operational costs of the Company and its subsidiaries.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of coal and transportation services between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transaction will not (and the Company will through its internal control system ensure that such transaction will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)         Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries has to lease facilities, land and office spaces (mainly includes power transmission and transformation assets, vessels, power plants land and office spaces) from Huaneng Group and its subsidiaries and associates. Pursuant to the 2012 Huaneng Group Framework Agreements with respect to the leasing of facilities, land and office spaces in 2012 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2012 was set at RMB300 million. During the period from 1 January 2012 to 30 November 2012, the aggregate fee (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was RMB243 million. It is estimated that at the end of 2012, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2012. Pursuant to the Huaneng Group Framework Agreement, the aggregate transaction amount with respect to the leasing of facilities, land and office spaces by the Company from Huaneng Group and its subsidiaries and associates in 2013 is estimated not to exceed RMB300 million. The estimate of such cap amount is based on the prevailing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favorable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favorable prices for leasing of facilities, land and office spaces. Taking into consideration the capability of Huaneng Group, its subsidiaries and its associate in offering competitive prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the leasing of facilities, land and office spaces in a timely and reliable manner, thereby minimizing the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2013 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(4)         Technical services, engineering contracting services and other services

The reciprocal services for technical services, engineering contracting services and other services between the Company and its subsidiaries and its subsidiaries with Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance of power plants monitoring system, real-time consolidation of project data, trial run of generating units, monitoring of facilities of construction works and insurance services by Huaneng Group and its subsidiaries and its subsidiaries to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and its associates. Pursuant to the 2012 Huaneng Group Framework Agreements with respect to the purchase of technical services and engineering contracting services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates and the purchase of such services by Huaneng Group and its subsidiaries and associates from the Company and its subsidiaries, the cap for the aggregate transaction amount for 2012 was set at RMB700 million. During the period from 1 January 2012 to 30 November 2012, the aggregate transaction amount (unaudited) for the purchase of technical services and engineering contracting services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates and the purchase of such services by Huaneng Group and its subsidiaries and associates from the Company and its subsidiaries was approximately RMB496 million. It is estimated that at the end of 2012, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2012. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and its associates and the purchase of such services by Huaneng Group and its subsidiaries and associates from the Company and its subsidiaries in 2013 is estimated not to exceed RMB900 million. The estimate of such cap is based on the one hand on the prevailing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favorable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates. On the other hand, consideration has also been given to the needs of the Company and its subsidiaries for the production related services provided by Huaneng Group and its subsidiaries and associates.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in the provision of technical services, engineering contracting services and other services is that they can offer more favorable prices for the provision of technical services, engineering contracting services and other services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for the provision of technical services, engineering contracting services and other services, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimizing the management and operational costs of the Company and its subsidiaries. In addition, certain subsidiaries and associates of Huaneng Group specialize in the research of information technology and domestic renewable energy technology, as well as the installation of thermal power facilities in the PRC. Given the ability of Huaneng Group and its subsidiaries and associates to provide reliable and efficient information technology services, and advanced and comprehensive industry-specific technology services and engineering contracting services, the operation costs of the Company and its subsidiaries can thus be reduced. On the other hand, the Company is of the view that the provision of production related services to Huaneng Group and its subsidiaries and associates by the Company and its subsidiaries can bring about operation benefits for the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates and the purchase of such services by Huaneng Group and its subsidiaries and associates from the Company and its subsidiaries are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to or by the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2013 exceeds the above cap (i.e. RMB900 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(5)         Provision of entrusted sale services

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries involve mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company and its subsidiaries. Pursuant to the 2012 Huaneng Group Framework Agreement with respect to the provision of entrusted sale services to the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2012 was set at RMB700 million. During the period from 1 January 2012 to 30 November 2012, the aggregate transaction amount (unaudited) for the provision of entrusted sale services to the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB343 million. It is estimated that at the end of 2012, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2012. For 2013, the transaction amount with respect to such services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates is estimated to be RMB900 million. Such cap is estimated on the basis of the existing overall business scale and operation of the relevant parties, anticipated power sold, substituted power generation and development of such transaction as deemed reasonable by the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services. Where the Company and its subsidiaries generate electricity under the quota of and in substitution for Huaneng Group and its subsidiaries and associates, payments under such transactions will be settled in two ways: (1) upon power generation, the Company and its subsidiaries settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; (2) upon power generation, Huaneng Group and its subsidiaries and associates settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries. In addition, payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services pursuant to the Huaneng Group Framework Agreement were entered into (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable than terms offered by the Company to independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2013 exceeds the above cap (i.e. RMB900 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(6)         Trust loans and entrusted loans

The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. The transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans for 2013 is expected to be RMB600 million and the transaction amount (i.e. the amounts arising from the provision of entrusted loans) of the entrusted loans  for 2013 is expected to be RMB2 billion.

Given that the trust loans and entrusted loans are to be granted by or through Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries on normal commercial terms which are comparable to or more favourable than those offered by independent third parties for similar service in the PRC and where no security over the assets of the Company is granted in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from reporting, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules. The Company therefore makes disclosure simultaneously pursuant to the Company’s announcement disclosed on the Shanghai Stock Exchange.

4.	THE EGM

Under the Hong Kong Listing Rules, the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement constitute continuing connected transactions to the Company. The transaction scale of the transaction exceeds 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules. Pursuant to Rule 14A.18 of the Hong Kong Listing Rules, the Company shall obtain the Independent Shareholders’ approval for the conduct of the transactions of purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement. On the other hand, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as the concerted related parties of the Company under the Shanghai Listing Rules) as set out in this circular shall be approved by the Independent Shareholders of the Company. The EGM will be held for considering and approving, amongst other things, the conduct of all the continuing connected transactions (and the respective caps) contemplated by the Huaneng Group Framework Agreement by the Independent Shareholders. Huaneng Group and HIPDC and their respective associates and Shareholders who are involved in, or interested in the transactions (including the proposed caps) contemplated by the Huaneng Group Framework Agreement (holding an aggregate of 7,215,626,960 shares in the Company, representing approximately 51.34% of the total issue shares of the Company as at the Latest Practicable Date) will abstain from voting in the resolution with respect to the conduct of the continuing connected transactions (including the proposed caps) contemplated under the Huaneng Group Framework Agreement at the EGM, at which the proposed resolution will be passed by way of ordinary resolution and voting will be taken by way of a poll in accordance with the requirements of the Hong Kong Listing Rules.

Independent Shareholders are advised to read this circular carefully for details of all the continuing connected transactions (including the purchase of coal and transportation services, as well as the Other Transactions) before making their decision as regards voting. Independent Shareholders should also note that, if they vote in favor of the resolution proposed at the EGM regarding the Huaneng Group Framework Agreement, they would approve all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement including the purchase of coal and transportation and the Other Transactions. In the event that the resolution proposed at the EGM as regards the Huaneng Group Framework Agreement is not approved by the Independent Shareholders, the continuing connected transactions contemplated under the Huaneng Group Framework Agreement including the purchase of coal and transportation services and the other Transactions would not be carried out by the Company.

Notice of the EGM, together with the relevant reply slip and proxy form, have been issued to Shareholders separately. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon. The form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

5.	RECOMMENDATIONS

Your attention is also drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on pages 21 to 22 of this circular, and which contains their recommendation in respect of the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement.

The letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement, and whether the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement are in the interests of the Company and its Shareholders as a whole is set out on pages 23 to 29 of this circular.

The Independent Board Committee, having taken into account the advice of Guotai Junan Capital, considers that the terms of the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement are fair and reasonable so far as the Independent Shareholders are concerned and that the transactions (and the proposed cap) are in the interests of the Company and its Shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolution to approve the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement.

The Directors consider that the special resolution in relation to the proposed amendments to the Articles of Association, and the ordinary resolution in relation to the proposed continuing connected transactions (including the respective caps) contemplated under the Huaneng Framework Agreement between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and its associates are in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders vote in favour of such resolutions to be proposed at the EGM as set out in the notice of the EGM.

6.	OTHER INFORMATION

Your attention is drawn to the other information set out in the appendices to this circular.

Yours faithfully By order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Registered office: West Wing, Building C Tianyin Mansion 2C Fuxingmennan Street Xicheng District Beijing 100031 The People’s Republic of China 28 January 2013

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We, the Independent Board Committee of Huaneng Power International, Inc., are advising the Independent Shareholders in connection with the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement, details of which are set out in the letter from the Board contained in the circular ("Circular") of the Company to the Shareholders dated 28 January 2013, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Hong Kong Listing Rules, the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement constitutes connected transactions to the Company. Accordingly, the conduct of the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement will require the approval of the Independent Shareholders at the EGM.

We wish to draw your attention to the letter of advice from Guotai Junan Capital set out on pages 23 to 29 of the Circular. We have discussed the letter and the opinion contained therein with Guotai Junan Capital.

Having considered, inter alia, the factors and reasons considered by, and the opinion of, Guotai Junan Capital, as stated in its aforementioned letter, we consider the terms of the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement to be fair and reasonable so far as the Independent Shareholders are concerned. We are of the view that the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement are in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the relevant ordinary resolution in the Notice of EGM to be proposed at the EGM to be held on 12 March 2013 and thereby approve the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement.

Yours faithfully, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen Independent Directors

LETTER FROM INDEPENDENT FINANCIAL ADVISER

The following is the text of the letter of advice from Guotai Junan Capital, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, in relation to the continuing connected transaction regarding the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement, which has been prepared for the purpose of inclusion in this circular.

            27/F, Low Block
Grand Millennium Plaza

Guotai Junan Capital Limited	181 Queen’s Road Central Hong Kong

28 January 2013

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTION

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in connection with the purchase of coal and transportation services (including the proposed annual cap) from Huaneng Group and its subsidiaries and associates (including Fuel Company) pursuant to the Huaneng Group Framework Agreement (the "Coal Purchase" or the "Continuing Connected Transaction"). Details of the Huaneng Group Framework Agreement and the transactions contemplated thereunder are set out in the letter from the Board (the "Letter from the Board") contained in the circular of the Company dated 28 January 2013 (the "Circular") of which this letter forms part. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

As set out in the Letter from the Board, the Company had been conducting certain continuing connected transactions with Huaneng Group and/or its associates under the framework agreement entered into with Huaneng Group for the year ended 31 December 2012. As the Huaneng Group Framework Agreement for 2012 expired on 31 December 2012, on 11 January 2013, the Company and Huaneng Group have entered into the Huaneng Group Framework Agreement for 2013, which sets out, among others, the terms of the Coal Purchase.

As Huaneng Group is a connected person of the Company, the transactions contemplated under the Huaneng Group Framework Agreement constitute Continuing Connected Transaction of the Company. As only the proposed annual cap for the Coal Purchase under the Huaneng Group Framework Agreement exceeds 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, such transaction is subject to, among other things, the requirement of Independent Shareholders’ approval at the EGM. Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest and a 5% indirect interest in HIPDC. Huaneng Group also holds a 15.29% direct and indirect interest through subsidiaries other than HIPDC in the issued shares of the Company. As at the Latest Practicable Date, HIPDC held 36.05% of the issued shares of the Company. Huaneng Group and its associates (holding an aggregate of approximately 51.34% of the total issue shares of the Company as at the Latest Practicable Date) will abstain from voting at the EGM on the resolution with respect to the Continuing Connected Transaction and the relevant proposed annual cap.

The Independent Board Committee comprising all of the five independent non-executive Directors, namely Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen, has been established to consider the terms of the Continuing Connected Transaction (including the proposed annual cap) and to make recommendation to the Independent Shareholders as regards voting. We, Guotai Junan Capital Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to (i) whether the terms (including the proposed annual cap) of the Continuing Connected Transaction are on normal commercial terms, in the ordinary and usual course of business of the Company, and fair and reasonable so far as the Independent Shareholders are concerned; and (ii) whether the Continuing Connected Transaction is in the interests of the Company and the Shareholders as a whole.

BASIS AND ASSUMPTIONS OF OUR OPINION

In formulating our opinion, we have relied on the statements, information, opinions and representations expressed to us by the executive Directors and management of the Company. We have assumed that all such statements, information, opinions and representations expressed to us by the executive Directors and management of the Company, for which they are solely responsible, are true, accurate and complete in all material aspects at the time they were made and up to the date of this Circular. We have also assumed that all the opinions and representations have been reasonably made by the executive Directors and the management of the Company after due and careful enquiry. We have also sought and obtained confirmation from the executive Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and consider that the information we have received is sufficient for us to reach an informed view and have no reason to believe that any material information have been withheld, nor doubt the truth or accuracy of the information provided. We have not, however, conducted any independent investigation into the business and affairs of the Company or any of its subsidiaries, nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONCERNED

In considering whether the terms of the Continuing Connected Transaction and the proposed annual cap are fair and reasonable in so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

Background and reasons for the Coal Purchase

The Company and its subsidiaries are mainly engaged in developing, constructing, operating and managing large-scale power plants throughout the PRC. It is one of China’s largest listed power producers with an equity-based generation capacity of 56,572 MW and controlling generation capacity of 62,756 MW as at 31 December 2012. The Company’s domestic power plants are located in 19 provinces, municipalities and autonomous regions. The Company also has a wholly-owned power plant in Singapore.

As set out in the Letter from the Board, Huaneng Group has a close relationship with the Company through its direct and indirect interests in the share capital of the Company. Huaneng Group is principally engaged in, among other things, development and operation of power plants and business, organizing the generation, production and sale of power, heat and products in relation to energy, transportation, new energy and environmental protection industries.

As set out in the Company’s announcement with regard to connected transaction dated 11 January 2013, upon finishing the acquisition of Fuel Company interest and relevant capital increase, Huaneng Group and the Company each holds 50% interest in Fuel Company. Fuel Company‘s principal businesses include whole-sale of coal, import and export business, provision of storage services and economic intelligence consultancy.

For the year ended 31 December 2012, the Company’s power plants within China achieved a total power generation of 302.433 billion kWh (2011: 313.554 billion kWh). Fuel cost represents the major component of operating expenses of the Company and coal is the major raw material of the Company for power generation. According to the 2011 annual report of the Company, for the year ended 31 December 2011, fuel cost amounted to RMB90.5 billion (2010: RMB67.9 billion), representing approximately 72.9% (2010: 71.1%) of the total operating expenses. According to the 2012 interim report of the Company, fuel cost for the six months ended 30 June 2012 amounted to RMB43.3 billion, representing approximately 72.9% of the total operating expenses. In this light, it is important for the Company to ensure stable coal supply and control fuel cost and quality at a reasonable level.

As advised by the management of the Company, the Company purchases coal from coal mines and agencies close to their power plants or major transportation network in order to save time and cost in transportation. Huaneng Group owns coal mines throughout the PRC. Some of these coal mines are located in close proximity of the Company’s inland coal-fired power plants and have competitive advantages over other third party suppliers in supply efficiency and transportation cost-saving. Besides, the Company achieved 50% interest in Fuel Company and Fuel Company would operate as a coastal coal procurement platform. Fuel Company will act as a substantial waterage supply arm of the Company’s coal-fired power plants in coastal region for coal. Bulk purchases would usually enable purchasers to bargain favourable terms and pricing from suppliers, and thus, as the substantial supply arm of the Company and Huaneng Group for coal, Fuel Company is estimated to take advantage of bargaining power from bulk purchasing and therefore access wider network of coal supply with competitive pricing. In light of the above, we are of the view that the Coal Purchase would enable the Company’s power plants to obtain necessary fuel at competitive price.

We also understand from the Company that the Company usually enters into coal purchase agreement with Huaneng Group and other independent coal suppliers to reduce its exposure to the risk of fuel shortage. We are informed by the Company that there has been no difficulty in materialising the coal purchase as set out in the coal purchase agreement with Huaneng Group, while the annual target orders with the independent coal suppliers may fail to be materialised, especially when the market coal price deviates from the contractual price stated in the master purchase agreement. The Company’s coal-fired power plant may face fuel shortages when the market coal price fluctuates severely and coal suppliers delayed delivery or even breach the purchase agreement for sake of their own benefits. In this light, coal purchases from Huaneng Group would help stabilising coal supply to the Company. Besides, as the Coal Purchase from Huaneng Group has been carried out for several years in the past, each of the Company and Huaneng Group is familiar with the work flow and production condition of the relevant power plants, which enables the Company to obtain timely and reliable coal supply.

Based on the above, we concur with the view of the Directors that the Coal Purchase is in the ordinary and usual course of business of the Company and is in the interests of the Company and the Shareholders as a whole.

Principal terms of the Coal Purchase

The Coal Purchase would be conducted under the Huaneng Group Framework Agreement, for a term of one year commencing on 1 January 2013 and expiring on 31 December 2013.

As set out in the Letter from the Board, pursuant to the Huaneng Group Framework Agreement, the price of the Coal Purchase would be calculated by reference to RMB/ton and the actual weight of carriage, on an arm’s length basis taking into account the then market conditions, and in any event the terms of such purchase shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply and transportation services.

We have obtained and reviewed samples of agreements and invoices of coal purchases from Huaneng Group and those from independent coal suppliers in 2012. We noted that the terms of purchases from Huaneng Group, including payment terms and unit price of coal, have been comparable to those charged by independent coal suppliers under normal commercial terms. We are of the view that the terms of the Coal Purchase, which allow the Company to purchase coal from Huaneng Group on terms with reference to market conditions and no less favourable than those offered by independent third parties to the Company, are on normal commercial terms and are fair and reasonable in so far as the Company and the Independent Shareholders are concerned.

Proposed annual cap

The Coal Purchase is subject to the proposed annual cap whereby the transaction value of the Coal Purchase will not exceed RMB 38.1 billion for the year ending 31 December 2013, as compared to the annual cap of RMB13.3 billion set for the year ended 31 December 2012. For the 11 months ended 30 November 2012, the actual transaction amount of Coal Purchase amounted to RMB 6.56 billion.

As advised by the management of the Company, the increase of the proposed annual cap for Coal Purchase in 2013 is mainly due to the coastal coal supply arrangement with Fuel Company. In 2013, Fuel Company will act as a substantial waterage supply arm of the Company’s coal-fired power plants in coastal region for coal. The total cost of fuel (include tax) of relevant coal-fired power plants amounted to approximately RMB35.0 billion in 2010, RMB46.2 billion in 2011 and RMB38.4 billion in 2012 respectively. The Company estimates that the total cost of fuel (including tax) of such coal-fired power plants would be approximately RMB43.2 billion. Considering the competitive price might be offered by Fuel Company as a result of its superior bargaining power over the upstream suppliers and its intra-group coordinating ability, the Company expects that around 65% of the fuel of the coal-fired power plants would be sourced from Fuel Company in 2013, which amounted to approximately RMB28.1 billion (including tax). For the 11 months ended 30 November 2012, the procurement made by the Company from Fuel Company amounted to RMB0.56 billion, therefore the coastal coal purchase from Fuel Company accounts largely for the increment of the transaction amount of the Continuing Connected Transaction in 2013.

According to the Company’s announcement dated 15 January 2013, as at 31 December 2012, the Company had controlled generating capacity of 62,756 MW and equity-based generation capacity of 56,572 MW. Considering the expected additional generating capacity of the Company in 2013, the Company’s total coal purchase amount will increase to match its increasing power generation in 2013.

It is noted that the actual purchase amount of Coal Purchase from Huaneng Group in the eleven months ended 30 November 2012 was RMB6.56 billion and was below the determined 2012 annual cap for Coal Purchase. As discussed with the management of the Company, we understand that there had been an oversupply of coal in the market in 2012, leading to a decline in market price of coal. As such, the Company had a comparatively wide range of choices of coal suppliers and chose to purchase coal from third party suppliers at an even lower price than that offered by Huaneng Group. Nevertheless, it is uncertain as to whether such situation would continue in 2013. In the event that the supply of coal becomes tight which spurs the increase of coal price, the Company would need to increase purchase of coal from Huaneng Group to secure a stable supply of coal with favourable price.

In light of the above and taking into account (i) the adjustment of procurement policy of wateraged coal of the coal-fired power plants of the Company in coastal regions; (ii) the anticipated increase in generating capacity of the Company and corresponding increase in the demand for coal of the Company; and (iii) the possible fluctuation of coal price and corresponding increase in demand for coal from Huaneng Group, we consider the new annual cap of RMB38.1 billion for the year ending 31 December 2013 to be fair and reasonable and reflect the adjustment of the Company’s strategy on fuel purchase.

Measures to safeguard interests of Independent Shareholders

According to the discussion stated above, the Company’s annual cap for Coal Purchase increased significantly in 2013 mainly as a result of the adjustment of procurement policy of wateraged coal of the coal-fired power plants in coastal regions. Fuel Company, in which the Company holds 50% interest, would serve as the substantial supply arm for coal of such power plants. We are advised by the management of the Company that the Company will play a positive role in the operating of Fuel Company in order to closely monitor the commercial terms and pricing of the Continuing Connected Transaction with Fuel Company, and ensure such connected transaction is in the interests of the Company and the Shareholders as a whole. As set out in the Letter from the Board, the Company will, through the Huaneng Group Framework Agreement and a series of risk management arrangements in accordance with the regulatory requirements, endeavour to maintain its independency in decision-making, the fairness of the prices and terms of the transactions as well as the flexibility in purchasing coal from independent third parties other than the connected persons so as to alleviate the dependence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Fuel Company will be no less favourable than those available from independent third parties.

We are also advised by the management of the Company that the Company understands the proposed annual cap is still subject to Independent Shareholders’ approval and the Company will actively monitor the transaction amount since 1 January 2013 to ensure such amount will not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules before obtaining the approval from the Independent Shareholders.

RECOMMENDATION

Taking into consideration of the above principal factors and reasons, we are of the opinion that the Coal Purchase is in the ordinary and usual course of business of the Company, on normal commercial terms, the terms (including the proposed cap) are fair and reasonable so far as the Company and the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee and the Independent Shareholders to vote in favour of the resolution proposed at the EGM thereby approving the Coal Purchase. Independent Shareholders are reminded that, resolution approving the Huaneng Group Framework Agreement will be proposed at the EGM. By voting in favour of the resolution relating to the Huaneng Group Framework Agreement, the Independent Shareholders would approve all the transactions contemplated thereunder. Independent Shareholders are advised to read the Letter from the Board carefully for the details of other transactions contemplated under the Huaneng Group Framework Agreement before making their decisions as regards voting.

Yours faithfully, For and on behalf of Guotai Junan Capital Limited Wilson Lo Executive Director

APPENDIX I          PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Details of the proposed amendments to the Articles of Association are as follows:

(a)	The original Article 72 which provides that:

"The following matters shall be resolved by way of special resolutions at the general meeting of shareholders:

(1)	the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)	the issue of debentures of the Company;

(3)	the division, merger, dissolution, liquidation or change in corporate form of the Company;

(4)	the amendment of the Articles of Association;

(5)	the purchase or sale of major assets or the provision of guarantee by the Company in the past year and the amount of which has exceeded 30% of the latest audited total assets of the Company; and

(6)
any other matters prescribed by law and administrative regulations, and those considered by the general meeting of shareholders and resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by special resolution."

is hereby amended as follows:

"The following matters shall be resolved by way of special resolutions at the general meeting of shareholders:

(1)	the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)	the issue of debentures of the Company;

(3)	the division, merger, dissolution, liquidation or change in corporate form of the Company;

(4)	the amendment of the Articles of Association;

(5)	the purchase or sale of major assets or the provision of guarantee by the Company in the past year and the amount of which has exceeded 30% of the latest audited total assets of the Company;

(6)	the adjustment to profit distribution policy of the Company; and

(7)
any other matters prescribed by law and administrative regulations, and those considered by the general meeting of shareholders and resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by special resolution."

(b)	The original Article 156 which provides that:

"The Company may distribute dividends in the form of:

(1)	cash; and

(2)	shares.

The Company shall implement positive profit allocation approaches (including but not limited to giving priority to the allocation of profit in the form of cash dividends) on the principle of placing emphasis on the importance of reasonable return for investors while taking into account the reasonable capital demand of the Company. The Company may distribute interim cash dividends when it deems appropriate."

is hereby amended as follows:

"The Company shall establish and maintain a consistent and stable profit distribution policy, where positive distribution methods (including without limitation giving preference to payment of cash dividends) shall be used to ensure reasonable returns of investment for the shareholders while taking into account the long-term interests of the Company, the interests of all the shareholders as a whole and the reasonable funding requirements and sustainable development of the Company. The Company may pay dividends in cash, stock or a combination of both. The Company may distribute interim cash dividends when it deems appropriate."

(c)	To include an additional Article 157

"The Company may pay cash dividends in any year when its earnings and accumulated undistributed profits are positive and its cash flows are sufficient for the normal conduct of business and sustainable development of the Company, provided that the profits to be distributed by the Company in cash shall, in principle, not be less than 50% of the distributable profits realized in that year as indicated in the consolidated accounts.

Where the Company operates well and the Board believes that the Company’s share price does not match with its equity scale and that the distribution of cash dividends will be conducive to the interest of the Company and its shareholders as a whole, then subject to satisfying the condition for cash dividends as mentioned above, the Company may propose to profit distribution policy for cash dividends.

The profit distribution plan of the Company shall be prepared by the management and submitted to the Board and the Board of Supervisors for approval. The Board shall fully discuss the reasonableness of the plan and submit its decision to the general meeting for approval. Where the Company decides not to pay cash dividends under special circumstances, the Board shall explain the reasons for not paying cash dividends and clarify the purpose of use of the Company’s retained earnings, its anticipated investment income, etc.. Such clarification and explanation, along with the comments on them from the independent directors, shall be submitted to the general meeting for approval and to make disclosure.

With respect to any adjustment to the Company’s profit distribution policy, the Board shall conduct a special discussion to demonstrate the reasons for such adjustment and form a report to be reviewed by the independent directors, which shall then be submitted to the general meeting for approval by way of special resolution.

Where the Board does not propose distribution of cash dividends despite the profitability of the Company or where the Company adjusts its cash dividend policy, online voting shall be made accessible to the shareholders in determining such proposal(s).

After the resolution in respect of the profit distribution plan is approved at the general meeting, the Board shall complete the distribution of dividends (or bonus shares) within two months after the meeting.

The Company shall establish various channels of communication to grant the minority shareholders an opportunity to give their opinions on the Company’s profit distributions and the changes in the Company’s profit distribution policy."

(d)	Corresponding changes to the numbering of the original provision of the Articles of Association.

APPENDIX II          GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or Supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

Name of shareholder	Class of shares	Number of shares held	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate percentage of shareholding in the Company’s total issued H shares

Huaneng International Power Development Corporation(Note 2)	Domestic shares	5,066,662,118(L)	Beneficial owner	36.05%(L)	48.25%(L)	—
China Huaneng Group(Note 3)	Domestic shares	1,676,964,842(L)	Beneficial owner	11.93%(L)	15.97%(L)	—
China Huaneng Group(Note 4)	H shares	472,000,000(L)	Beneficial owner	3.36%(L)	—	13.27%(L)
Hebei Provincial Construction Investment Company	Domestic shares	603,000,000(L)	Beneficial owner	4.29%(L)	5.74%(L)	—
Blackrock, Inc.(Note 5)	H shares	197,646,811(L) 32,248,037(S)	Interest of controlled corporation	1.40%(L) 0.22%(S)	— —	5.55%(L) 0.90%(S)

Notes:

(1)	The letter "L" denotes a long position. The letter "S" denotes a short position. The letter "P" denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, Huaneng Group holds 51.98% direct interests and an additional 5% indirect interests in HIPDC.

(3)
Of the 1,711,621,203 domestic shares, China Huaneng Group held 12,876,654 domestic shares through its wholly-owned subsidiary, Huaneng Capital Services Co., Ltd. and 143,620,000 domestic shares through its controlling subsidiary, Huaneng Finance.

(4)	China Huaneng Group held 472,000,000 H shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

(5)	Long position of 560,000 shares and short position of 5,810,000 were held through physical settled derivatives (on exchange).

Save as disclosed above, the Company is not aware of any other person (other than the directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no director or supervisor is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO:

Directors

(i)	Mr. Cao Peixi is the president of China Huaneng Group and the chairman of Huaneng International Power Development Corporation and Huaneng Renewables Corporation Limited;

(ii)	Mr. Huang Long is the vice president of China Huaneng Group and a director of Huaneng International Power Development Corporation;

(iii)	Mr. Li Shiqi is the president of Huaneng International Power Development Corporation;

(iv)
Mr. Huang Jian is the assistant of president of China Huaneng Group, the vice chairman of Huaneng Capital Services Company Limited, the Chairman of Huaneng Carbon Company and Chairman of Huaneng Hainan Power Ltd.;

Supervisor

(v)	Mr. Guo Junming is the chief accountant of China Huaneng Group and Chairman of Huaneng Capital Service Limited Company; and

(vi)	Ms. Zhang Mengjiao is the manager of the Finance Department of Huaneng International Power Development Corporation and the Supervisor of Huaneng Anyuan Power Generation Limited Liability Company.

3.	NO MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Company and its subsidiaries since 31 December 2011, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.	MATERIAL LITIGATION

As at the Latest Practicable Date, none of the Company and its subsidiaries was engaged in any material litigation or arbitration and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries.

5.	CONSENT OF EXPERT

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name and logo in the form and context in which they are included:

Name	Qualification

Guotai Junan Capital
a licensed corporation to carry on type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the purchase of coal and transportation services (and the proposed caps) under the Huaneng Group Framework Agreement

As at the Latest Practicable Date, the above expert was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, the above expert did not have any direct or indirect interest in any assets which had been since 31 December 2011 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisor of the Company had entered into any service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company and its subsidiaries within one year without payment of compensation, other than statutory compensation.

7.	DIRECTORS’ OR SUPERVISORS’ INTERESTS IN THE COMPANY AND ITS SUBSIDIARIES’ ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors of the Company had any interest in any assets which have been since 31 December 2011 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

8.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.	MISCELLANEOUS

(a)	Mr. Du Daming is the Company Secretary and Board Secretary of the Company.

(b)
The legal address of the Company is West Wing, Building C, Tianyin Mansion, No. 2C, Fuxingmennan Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

10.	DOCUMENTS FOR INSPECTION

Copy of the 2012 Huaneng Framework Agreement and the Huaneng Group Framework Agreement will be available for inspection at the office of Herbert Smith Freehills at 23/F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 12 March 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:    January 27, 2013